Exhibit 23.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-278812 on Form S-4/A of our report dated February 23, 2024 (December 23, 2024 as to the effects of the restatement discussed in Notes 1 and 26), relating to the consolidated financial statements of Discover Financial Services, and our report dated February 23, 2024 (December 23, 2024 as to the effects of the material weaknesses described in Management’s Report on Internal Control over Financial Reporting (Restated)) relating to the effectiveness of Discover Financial Services’ internal control over financial reporting, appearing in the Annual Report on Form 10-K/A of Discover Financial Services for the year ended December 31, 2023. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Deloitte & Touche LLP

Chicago, Illinois

December 23, 2024